ARISTOTLE FUNDS SERIES TRUST
11100 Santa Monica Blvd., Suite 1700
Los Angeles, CA 90025
July 26, 2024

Ashley Vroman-Lee, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Aristotle Funds Series Trust (the “Trust”)
File Nos.: 333-269217 and 811-23850
Dear Ms. Vroman-Lee:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Trust’s Post-Effective Amendment No. 11 to its registration statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Investment Company Act of 1940, as amended, on May 30, 2024 (the “Amendment”). For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Prospectus
Comment 1:We note that two separate example tables showing expenses if you sell or don’t sell shares have been included for all Funds. For the Funds that do not charge a contingent deferred sales charge (CDSC) please combine the two tables into a single table. This comment applies globally to all Funds.
Response:    The expense tables have been combined for applicable Funds as requested.
Comment 2:With respect to footnote 2 of the Fees and Expenses of the Funds table for Aristotle Core Equity Fund, please include a statement that only the Funds’ board of trustees may terminate or amend the expense waiver during the one-year period. This comment applies globally to all Funds.
Response:    The applicable disclosures have been revised as requested.
Comment 3:In the Principal Risks section for Aristotle Core Equity Fund, please add disclosures related to emerging markets and the risks of investing in REITs.
Response:    The disclosure related to investments in emerging markets and REITs is added as requested (see additions of “REIT Investment Risk” and “Emerging Markets Risk” as principal risks of the Fund).
Comment 4:With regard to the Performance section for Aristotle Core Equity Fund, which states “the Predecessor Fund was managed by the same portfolio management team using investment policies, objectives, guidelines and restrictions that were substantially similar to those of the Fund”, please confirm supplementally, that each member of the portfolio management team was identified in the prospectus of the Predecessor Fund, and there were no additions to or deletions from the team subsequent to the reorganization.

Response:    The Trust confirms supplementally that each member of the Fund’s portfolio management team was identified in the prospectus of the Predecessor Fund, and there were no additions or deletions from the team subsequent to the reorganization.
Comment 5:We note the discussion of Principal Investment Strategies for Aristotle Core Income Fund states the duration of the Bloomberg US Aggregate Bond Index was 6.21 years. Please include an example of “duration” in an appropriate location in the Prospectus.
Response:    The Trust respectfully notes that an example of duration is already included in the fourth paragraph under the sub-heading “General Investment Information” in the section of the Prospectus entitled “Additional Information About Principal Investment Strategies and Principal Risks.”
Comment 6:With regard to Aristotle ESG Core Bond Fund, we note the Fund’s name connotes two types of investments, both ESG and bond; please include an 80% policy to invest in ESG and bond securities.
Response:    The Trust respectfully notes that the Fund already has a policy incorporating both ESG and bonds, stating “under normal circumstances, the Fund will invest at least 80% of its assets in debt securities that are permitted investments under the ESG Exclusionary Screens.”
Comment 7:We note that Financial Sector Risk is included in the discussion of Principal Risks of Aristotle ESG Core Bond Fund. Please include disclosure related to investing in the financial sector in the Principal Investment Strategies section.
Response:    The disclosure has been added as requested.
Comment 8:With regard to ESG Criteria Risk in the discussion of Principal Risks of Aristotle ESG Core Bond Fund, please consider including further disclosure about the risks associated with the use of a third-party ESG data provider under a separate heading.
Response:    The Trust respectfully notes that the Adviser believes the existing disclosure under “ESG Criteria Risk” regarding third-party ESG data providers sufficiently describes the applicable risks.
Comment 9:With regard to Floating Rate Loan Risk in the discussion of Principal Risks of Aristotle Floating Rate Bond Fund, please include a discussion of investing in “covenant lite” loans in the Principal Investment Strategies section.
Response:    The disclosure has been added as requested.
Comment 10:Please add the following risks to the discussion of Principal Risks of Aristotle Growth Equity Fund: risks of investing in REITs, warrants and rights risk and small-cap companies risk.
Response:    The disclosures have been added as requested.
Comment 11:With regard to Foreign Investment Risk in the discussion of Principal Risks of Aristotle International Fund, please add EDRs to the disclosure related to ADRs and GDRs, as EDRs are included in the Principal Investment Strategies section.
Response:    The disclosure has been revised as requested.
Comment 12:With regard to Aristotle International Equity Fund, please supplementally explain how the MSCI Europe, Australasia and Far East (“EAFE”) Index meets the revised definition of an appropriate broad-based index. In addition, please include disclosure to explain the purpose of showing the secondary index, pursuant to Instruction 2(b) to Item 4 of Form N-1A.
Response:    The MSCI All Country World ex USA Index has replaced the MSCI EAFE Index as the broad-based market index for Aristotle International Equity Fund. In addition, disclosure has been added to explain information about the inclusion of the MSCI EAFE Index as an additional index consistent with Instruction 2(b) of Item 4.

Comment 13:With regard to the statement that the “Fund may invest a significant portion of its assets in any single underlying fund” in the discussion of the Principal Investment Strategies of Aristotle Portfolio Optimization Aggressive Growth Fund, please supplementally explain if any Fund intends to have 20% or more exposure to any one issuer. If yes, there may be additional comments. This comment applies globally to all Funds with similar disclosures.
Response:    The Aristotle Portfolio Optimization Funds may from time to time invest over 20% of their assets in a single Underlying Fund. The Trust has adopted a policy pursuant to Rule 12d1-4 under the 1940 Act to ensure the Funds are in compliance with conditions of Rule 12d1-4, including limits on control and voting, required evaluations and findings, required fund investment agreements and limits on complex fund of funds structures.

We note that Rule 12d1-4 excepts from its conditions on control investments where the Underlying Fund is in the same group of investment companies as the Portfolio Optimization Funds (e.g., Funds in the Trust) as well as any Underlying Fund where the acquiring fund's subadviser or its control affiliates acts as an Underlying Fund’s investment adviser (i.e., funds for which PLFA serves as adviser).
Comment 14:With regard to the discussion of Principal Risks of Aristotle Optimization Aggressive Growth Fund, please include risk disclosure related to investing in a single issuer. This comment applies globally to all Funds with the disclosure noted in the prior comment.
Response:    The disclosure has been added to the “Asset Allocation Fund of Funds Risk” for the applicable Funds.
Comment 15:With regard to the discussion of Principal Risks of Aristotle Optimization Aggressive Growth Fund, we note Index Sampling Risk has been included. Please add a discussion of index sampling in the Principal Investment Strategies section for the Aristotle Optimization Aggressive Growth Fund. This comment applies globally to all Funds that include the same risk disclosure.
Response:    The disclosure has been added as requested.
Comment 16:Please add small-cap company risk disclosure to the discussion of Principal Risks of Aristotle Optimization Moderate Conservative Fund.
Response:    The disclosure has been added as requested.
Comment 17:With regard to Aristotle Short Duration Income Fund, please supplementally explain how the Bloomberg US 1-3 Year Government/Credit Bond Index meets the revised definition of an appropriate broad-based index, given that it is an index that tracks a subset of the bond market.
Response:    The Bloomberg Aggregate US Bond Index has replaced the Bloomberg US 1-3 Year Government/Credit Bond Index as the broad-based market index for Aristotle Short Duration Income Fund. In addition, disclosure has been added to explain information about the inclusion of the Bloomberg US 1-3 Year Government/Credit Bond Index as an additional index consistent with Instruction 2(b) of Item 4.
Comment 18:With regard to Aristotle Small/Mid Cap Equity Fund, please supplementally explain how the Russell 2500 Index meets the revised definition of a broad-based index.
Response:    The Russell 3000 Index has replaced the Russell 2500 Index as the broad-based market index for Aristotle Small/Mid Cap Equity Fund. In addition, disclosure has been added to explain information about the inclusion of the Russell 2500 Index as an additional index consistent with Instruction 2(b) of Item 4.

Comment 19:With regard to Aristotle Ultra Short Income Fund, please supplementally explain how the Bloomberg Short Treasury Total Return Index meets the revised definition of a broad-based index.
Response:    The Bloomberg Aggregate US Bond Index has replaced the Bloomberg Short Treasury Total Return Index as the broad-based market index for Aristotle Ultra Short Income Fund. In addition, disclosure has been added to explain information about the inclusion of the Bloomberg Short Treasury Total Return Index as an additional index consistent with Instruction 2(b) of Item 4.
Comment 20:With regard to the Aristotle/Saul Global Equity Fund, we note the Fund may invest in other investment companies. Please include a line item for AFFE in the Fees and Expenses of the Fund table if AFFE is above the de minimis threshold.
Response:    The Trust responds supplementally that the Fund did not have AFFE above the de minimis threshold for its fiscal year ended March 31, 2024.
Comment 21:With regard to the Mortgage-Related and Other Asset-Backed Securities Risk included in the section of the Item 9 disclosure under the heading “Additional Information About Principal Risks,” if this is a principal risk of a Fund, please include a summary risk in the respective Fund’s summary section.
Response:    The Trust confirms supplementally that a summary risk is included in the summary section of each Fund for which Mortgage-Related and Other Asset-Backed Securities Risk is a principal risk. This includes Aristotle Core Income Fund, Aristotle ESG Core Bond Fund, Aristotle Short Duration Income Fund, Aristotle Strategic Income Fund, Aristotle Ultra Short Income Fund and each of the Aristotle Portfolio Optimization Funds.
Comment 22:With regard to the Item 9 section entitled “Additional Information About Certain Ancillary Risks,” if the ancillary risks are non-principal, please label them as such.
Response:    The Trust has made the change to “non-principal” risks as requested.

SAI
Comment 1:Please include active hyperlinks to documents incorporated by reference pursuant to Rule 230.411 and Rule 270.0-4.
Response:    The hyperlinks have been added in appropriate locations as requested.

Declaration of Trust
Comment 1:With regard to Section 2.11 Derivative and Direct Actions, paragraph (b), the Staff notes the provision stating to “...the Shareholder or Shareholders must make a pre-suit demand upon the Trustees to bring the subject action...” Please disclose this provision in an appropriate location in the Prospectus.
Response:    The disclosure has been added in an appropriate location as requested.
Comment 2:With regard to Section 2.11 Derivative and Direct Actions, paragraph (b)(iii), the Staff notes the provision stating “...the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim...” Please disclose the provision in an appropriate location in the Prospectus.
Response:    The disclosure has been added in an appropriate location as requested.

Comment 3:With regard to Section 2.11 Derivative and Direct Actions, paragraph (b)(iii), with respect to the provision stating “...the Trustees must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action...,” please revise this provision to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose the same in appropriate location in the Prospectus.
Response:    The Trust respectfully declines to make the requested edits to the Declaration of Trust. The Trust respectfully notes that the “Provisions in Conflict with Law” section of the Declaration of Trust in Article IX, Section 9.8 already states that the “provisions of this Declaration are severable, and if the Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the 1940 Act, the regulated investment company provisions of the Internal Revenue Code or with other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of this Declaration.....”
In response to this comment, however, the Trust has disclosed the substance of the noted Declaration of Trust provision in the subsection titled “Trust Organization - Derivative Actions” in the "Other Fund Information" section of the Prospectus.

If you have any questions regarding the above response, please do not hesitate to contact Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s sub-administrator, at (414) 516-1692 or rachel.spearo@usbank.com.
Sincerely,

/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
Chief Legal Officer